

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2010

Denis Corin
Chief Financial Officer
Tapimmune, Inc.
2815 Eastlake Avenue East
Suite 300
Seattle, Washington 98102

> **Re: Tapimmune, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-27239**

Dear Mr. Corin:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the fiscal year ended December 31, 2009

Note 6: Related Party Transactions, page 34

1.   You disclose that debt settlement transactions with related parties resulted in a gain of $284,368 being included in the statement of operations. Please provide us proposed disclosure to be included in future filings to identify which settlements resulted in a gain. Tell us why these settlements are not considered capital transactions as noted in ASC 470-50-40-2.

Note 7: Capital Stock

2009 Share Transactions, page 36

2.   Please refer to your disclosure regarding the debt conversion and assignment transaction and your disclosure that management estimated the fair value of the resultant obligation to issue shares to be $1,678,392 based on third party debt settlements. Please provide us proposed disclosure to be included in future filings to explain why management estimated the fair value of the stock based on third party debt settlements and not the fair market value of the stock issued. Tell us the authoritative accounting literature used to support your accounting for this transaction.

3.   Regarding the private placements in November 2009 where you issued units consisting of one common share and one purchase warrant, please provide us proposed disclosure to be included in future filings to include the terms of the purchase warrants. Provide us your analysis that supports your classification of the warrants as stockholders' equity citing the accounting guidance you relied on that supports your accounting treatment. In addition, please include in your proposed disclosure the fair market value of the warrants issued in the private placements or tell us your basis for omitting that disclosure.

Exhibits 31.1 and 31.2

4.   Please revise these certifications to include the introductory language of paragraph 4 in its entirety as required by Item 601(b)(31) of Regulation S-K. This comment also applies to your fiscal 2010 Forms 10-Q.

Form 10-Q for the quarterly period ended March 31, 2010

Exhibits 31 and 32

5.   The dates at the bottom of each certification are missing the day in May the certifications were signed by the certifying individuals. Please file an amendment to the Form 10-Q that includes the entire periodic report and a new, corrected certifications.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4: Short Term Debt, page 7

6.   Regarding the Notes and the Series A, Series B, Series C and broker warrants issued in connection with the Notes, it appears that the Notes and warrants contain full-ratchet and anti-dilution protections. Please provide us proposed disclosure to be included in future filings to describe the full-ratchet and anti-dilutions protection provisions of these instruments. Provide us your analysis that supports that the embedded conversion option

is indexed to your stock and your classification of the warrants as equity is appropriate. Cite the accounting guidance you relied on that supports your accounting treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Don Abbott, Review Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant